                                                                       EXHIBIT 2

                    [LETTERHEAD OF EQUITY CAPITAL MARKETS]

PRIVATE AND CONFIDENTIAL
------------------------

May 7, 2001

Mr. Al O. Pacholder
PBG Acquisition Corp.
725 Camelot Lane
Houston, TX 77024

Re: Financing for a bid to acquire ICO Inc. ("ICOC")

Dear Mr. Pacholder:

Based on the financial models and other information you have provided, which incorporate the bid price you have disclosed to us to be proposed by a new entity, formed by you individually or on behalf of any acquisition company created or controlled by you or any acquisition management group of which you are a part, for all of the outstanding shares of ICOC, we have proceeded on an expedited basis to evaluate the feasibility of arranging sufficient financing to complete your bid.

Due to the short time available to us, we have not been able to complete our due diligence and subsequent formal review and approval by the appropriate parties within Dain Rauscher Wessels (DRW). We expect to be able to complete our due diligence and internal approval process concurrently and within your intended review period. Subject to, among other things, the other conditions of the bid which you have provided to us, satisfactory completion of our due diligence and approval by DRW and satisfactory market conditions at the intended time of the transaction, we believe that it is probable that we will be able to raise sufficient debt and equity financing for you to complete your bid at the target bid price you indicated to our firm within the time period you required. We are prepared to commence our formal due diligence process immediately, subject to your signing and returning to us a satisfactory engagement and indemnification agreement.

If you have any questions concerning this letter, please give me a call.

Yours very truly,

/s/ John W. Sinders

John W. Sinders
Managing Director
Dain Rauscher Wessels


cc:   Max Homes, RBCDS